1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 12, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/11/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2008/10/14:	Announcement of Chunghwa Telecom’s subsidiary, Light Era Development, the BOD of the company resolved to acquire real estate from related party

2. Announcement on 2008/10/15:	Announce Taiwan Kaohsiung Administrative High Court judged CHT should pay land usage fee to Kaohsiung City Government

3. Announcement on 2008/10/16:	Revision: Announce Taiwan Kaohsiung Administrative High Court judged CHT should pay land usage fee to Kaohsiung City Government

4. Announcement on 2008/10/16:	Announcement of the procurement of High Performance Edge Router (HPER) Equipment and Installation

5. Announcement on 2008/10/21:	Chunghwa terminates Foreign Exchange Derivative Contract

6. Announcement on 2008/10/27:	Clarification of the report that Chunghwa Telecom’s EPS for 2008 will reach NT$5

7. Announcement on 2008/10/30:	Chunghwa Telecom held investor conference call for the third quarter of 2008 operation results

8. Announcement on 2008/10/30:	To announce the differences for the nine months of 2008 financial statements between ROC GAAP and US GAAP

9. Announcement on 2008/11/10:	Chunghwa Telecom announced its unaudited revenue for October 2008

10. Announcement on 2008/11/10:	Oct 2008 sales

EXHIBIT 1

Announcement of Chunghwa Telecom’s subsidiary, Light Era Development, the BOD of the company resolved to acquire real estate from related party

Date of events: 2008/10/14

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Half of the land which located at No.1061, Lot Jhong-Shan, Ban-Ciao city, Taipei County

2. Date of the occurrence of the event: 2008/10/14

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: 45 square meters, equivalent to 13.61 p’ing, total transaction price NT$8,167,500.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Telecom Co., Ltd., parent company of the company

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

1. Reason for choosing the related party as trading counterparty: The land is located in the exiting land which the company plans to develop.

2. Former trading counterparty, price, date: National Property Administration, Minister of Finance; NT$7,492,500; July 16, 2008.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): According to the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Resolution of Board meeting, with references of the real estate appraisers firm.

10. Name of the professional appraisal institution and its appraisal amount: Jhong-Lian Real Estate Appraisers Firm, with valuation of NT$8,480,588.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: No

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To enhance the value of the land

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 2

Announce Taiwan Kaohsiung Administrative High Court judged CHT should pay land usage fee to Kaohsiung City Government

Date of events: 2008/10/06

Contents:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: CHT, Kaohsiung City Government, Taiwan Kaohsiung Administrative High Court

2. Date of occurrence of the event: 2008/10/06

3. Background and circumstances of the matter (including the property/subject matter under dispute): Kaohsiung City Government requested CHT to pay NT$23,226,272 for City Asset Self-governance Articles and NT$428,362,075 for land usage fee.

4. Course and progression of handling of the matter: Taiwan Kaohsiung Administrative High Court judged as aforementioned. CHT will appeal against it to the Supreme Administrative Court.

5. Effect on company finances and business and estimated monetary amount of the effect: NT$428,362,075

6. Countermeasures and status of amelioration: N/A

7. Any other matters that need to be specified:

a. The judgment was made on Sep. 30, 2008.

b. Replacement of the previous announcement regarding the case of claiming amend on patent tort by GigaMedia.

EXHIBIT 3

Revision: Announce Taiwan Kaohsiung Administrative High Court judged CHT should pay land usage fee to Kaohsiung City Government

Date of events: 2008/10/06

Contents:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: CHT, Kaohsiung City Government, Taiwan Kaohsiung Administrative High Court

2. Date of occurrence of the event: 2008/10/06

3. Background and circumstances of the matter (including the property/subject matter under dispute): Taiwan Kaohsiung Administrative High Court judged CHT to pay NT$428,362,075 for land usage fee.

4. Course and progression of handling of the matter: Taiwan Kaohsiung Administrative High Court judged as aforementioned. CHT will appeal against it to the Supreme Administrative Court.

5. Effect on company finances and business and estimated monetary amount of the effect: NT$428,362,075

6. Countermeasures and status of amelioration: N/A

7. Any other matters that need to be specified:

a. The judgment was made on Sep. 30, 2008.

b. Replacement of the previous announcement.

EXHIBIT 4

Announcement of the procurement of High Performance Edge Router (HPER) Equipment and Installation

Date of events: 2008/10/16

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): High Performance Edge Router (HPER) Equipment and Installation

2. Date of the occurrence of the event: 2008/10/16

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$619,800,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SYSCOM COMPUTER ENGINEERING CO.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection, payment in batches

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition:

To build Next Generation Fiber Aggregation and MOD service Network.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 5

Chunghwa terminates Foreign Exchange Derivative Contract

Date of events: 2008/10/21

Contents:

1. Date of occurrence of the event: 2008/10/21

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The foreign exchange derivative contract (“Contract”) that the Company entered with Goldman Sachs in September 2007 was automatically terminated when the spot exchange rate of NT dollars against U.S. dollars reached NT$32.7, in accordance to the contract terms. The previously incurred mark-to-market unrealized losses under the Contract will be fully written off at the end of October 2008, including the recognized losses of NT$585 million in 2007. As a result, effectively, there will be a non-operational gain for the net profit from the Contract due to the cumulative NT$30 million cash inflow from all the previous settlements since the purchase of the Contract.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

Clarification of the report that Chunghwa Telecom’s EPS for 2008 will reach NT$5

Date of events: 2008/10/27

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/10/27

3. Content of the report: Chunghwa Telecom’s EPS for 2008 will reach NT$5

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Forecast for 2008 full year financials has been announced in April this year and the Company will announce its 2008 operating results by the end of March 2009 in accordance with relevant regulation. The reported NT$5 EPS is merely speculation.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa Telecom held investor conference call for the third quarter of 2008 operation results

Date of events: 2008/10/30

Contents:

1. Date of the investor/press conference: 2008/10/30

2. Location of the investor/press conference: Teleconference

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: none

EXHIBIT 8

To announce the differences for the nine months of 2008 financial statements between ROC GAAP and US GAAP

Date of events: 2008/10/30

Contents:

1. Date of occurrence of the event: 2008/10/30

2. Cause of occurrence: To announce the differences for the financial statements as of September 30, 2008 and for nine months ended September 30, 2008 between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported consolidated net income attributable to shareholders of the parent of NT$36,522,087 thousand, earnings per share of NT$3.82 for nine months ended September 30, 2008, and equity attributable to shareholders of the parent of NT$386,817,803 thousand as of September 30, 2008. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income attributed to shareholders of the parent of NT$35,287million, earnings per share of NT$3.69 for nine months ended September 30, 2008 and equity attributable to shareholders of the parent of NT$313,159 million as of September 30, 2008. The differences between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains on sale of fixed assets, provision for 10% undistributed retained earning tax, and EPS presentation.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 9

Chunghwa Telecom announced its unaudited revenue for October 2008

Date of events: 2008/11/10

Contents:

1. Date of occurrence of the event: 2008/11/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of October 2008, total revenue increased by 0.6% year-over-year to NT$15.41 billion. Operating income for the month was NT$4.95 billion, net income NT$4.77 billion, EPS NT$0.41. The income this month includes the write-off NT$1.1 billion of the mark-to-market unrealized losses due to the termination of the Foreign Exchange Derivative Contract. For the first ten months this year, total revenue was NT$155.46 billion, which was a 0.14% increase year-over-year. Operating income for the first ten months was NT$50.72 billion, net income NT$41.31 billion, EPS NT$3.56. Chunghwa conducted 21% capital increase from earnings and capital surplus in October 2008. The capital increase results the outstanding shares increase from 9,557,776,914 to 11,608,363,565. The company will conduct capital reduction in the first quarter 2009 and the outstanding shares will then decrease to 9,696,808,183 shares as a result.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom

November 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct 2008

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Oct	Invoice amount	17,302,602	17,446,168	(-)143,556	(-)0.82%
Oct	Invoice amount	175,933,063	176,986,953	(-)1,053,890	(-)0.60%
Oct	Net sales	15,405,667	15,313,158	(-)92,509	(+)0.60%
Oct	Net sales	155,463,152	155,253,253	(+)209,899	(+)0.14%

b	Trading purpose: None